Issuer Free Writing Prospectus filed pursuant to Rule 433 Registration Number 333-219412 Issuer Free Writing Prospectus dated October 30, 2017

GREAT-WEST CAPITAL CHOICE™ ADVISOR	Fee-Based Index-Linked Variable Annuity

Cap rates effective [10/30/2017] through [11/10/2017]

Great-West Capital Choice™ Advisor is a fee-based index-linked variable annuity that is designed to offer upside potential, downside protection and flexibility so you can tailor a strategy to match your confidence in the market.

Any guarantees are subject to the terms and conditions of the contract and the claims-paying ability of the insurer.

Create your strategy

Choose your linked-index options and a floor, buffer or combination of both. Each contract anniversary you may enjoy potential growth up to the cap associated with your linked-index and floor or buffer options.

Your strategy credit is calculated using the point-to-point crediting method, which is the change in value of your chosen linked-index option(s) from the beginning of your contract year to the end of your contract year1.

 1-YEAR STRATEGY TERM CAP RATES2

Floor	S&P500[3]	Russell 2000[4]	NASDAQ-100[5]	MSCI EAFE[6]

0.0%	[3.50%]	[3.60%]	[3.45%]	[4.00%]

-2.5%	[5.15%]	[5.30%]	[5.00%]	[6.35%]

-5.0%	[6.95%]	[7.45%]	[6.90%]	[9.50%]

-7.5	[8.85%]	[9.55%]	[8.75%]	[13.60%]

-10.0%	[10.90%]	[11.75%]	[10.55%]	[14.50%]
Buffer	S&P500	Russell 2000	NASDAQ-100	MSCI EAFE

-10.0%	[12.65%]	[15.65%]	[13.30%]	[16.50%]

These rates are current only as of the dates indicated above. Rates are not guaranteed and are subject to change.

1	A new cap for each strategy will become effective at the beginning of each contract year. We will notify you of the new caps at least fifteen (15) days prior to your contract anniversary. You will have the choice of continuing in the strategy with the new cap, moving your contract value to another strategy with the same reference Index and a different crediting factor, or moving your contract value to another available strategy with a different reference Index. If the new cap is less than you find acceptable, you must give us notice no later than two days prior to your contract anniversary. If you do not inform us that you want to move your contract value to another strategy, you will stay in your current strategy subject to the new cap for the next contract year. Great-West Financial retains the right to change the current cap at its discretion, subject to the minimum cap of 1.5%.

2	The cap rates are guaranteed for 60 days from the date the application is signed, if the application is received by Great-West Financial within seven calendar days of the application signed date. If the application is received after seven calendar days, you will receive a new guaranteed cap rate for 60 days at the then-current rates. If your contract is issued beyond the 60-day time period, you will be given the then-current rates that are applicable as of the contract issue date.

3	The S&P 500 Index is a product of S&P Dow Jones Indices LLC (“SPDJI”), and has been licensed for use by Great-West Life & Annuity Insurance Company (“Great-West”) . Standard & Poor’s®, S&P® and S&P 500® are registered trademarks of Standard & Poor’s Financial Services LLC (“S&P”); Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”); and these trademarks have been licensed for use by SPDJI and sublicensed for certain purposes by Great-West. This annuity product is not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, their respective affiliates, and none of such parties make any representation regarding the advisability of investing in such product(s) nor do they have any liability for any errors, omissions, or interruptions of the S&P 500 Index.

4	The Russell 2000® Index is a trademark of Russell Investments and has been licensed for use by Great-West Life & Annuity Insurance Company (“Great-West”). This annuity product is not sponsored, endorsed, sold or promoted by Russell Investments and Russell Investments makes no representation regarding the advisability of investing in this annuity product.

5	Nasdaq®, NASDAQ®, and NASDAQ-100® are registered trademarks of Nasdaq, Inc. (which with its affiliates is referred to as the “Corporations”) and are licensed for use by Great-West Life & Annuity Insurance Company. The Product(s) have not been passed on by the Corporations as to their legality or suitability. The Product(s) are not issued, endorsed, sold, or promoted by the Corporations. The Corporations make no warranties and bear no liability with respect to the product(s).

6  The products or securities referred to herein are not sponsored, endorsed, or promoted by MSCI, and MSCI bears no liability with respect to any such products or securities or any index on which such products or securities are based. The prospectus contains a more detailed description of the limited relationship MSCI has with Great-West Life & Annuity Insurance Company and any related products.

FOR FINANCIAL PROFESSIONAL USE ONLY.

GREAT-WEST CAPITAL CHOICE™ ADVISOR	Fee-Based Index-Linked Variable Annuity

Glossary

Buffer: The maximum negative index performance associated with your selected index(s) that Great-West Financial® will absorb before applying a negative strategy credit. You can elect to change your protection strategy annually.

Cap: The maximum positive index performance that may be used to determine the strategy credit associated with your linked-index options. The cap may change each contract year based on your strategy, but will be no less than 1.5%.

Crediting Factors: Also referred to as “protection options.” The cap and floor or buffer that you select, which we use to calculate the strategy credit for a strategy.

Contract anniversary: The twelve-month anniversary of the effective date of your contract.

Floor: The maximum negative index performance may be used to determine the strategy credit associated with your referenced index (indices).

Linked-index options: One (or more) of the third-party broad-based securities indices available to you under your contract.

Strategy credit: The amount credited on each contract anniversary and at time of partial withdrawal, surrender, death and annuitization.

Strategy term: The 12-month period beginning on your strategy term start date and ending when your strategy credit is applied on the strategy term end date.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which the communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-877-723-8723.

Carefully consider the investment objectives, risks, fees and expenses of the annuity and/or the investment options. Contact us for a prospectus, a summary prospectus and disclosure document, as available, containing this information. Read them carefully before investing.

Securities offered or distributed through GWFS Equities, Inc., Member FINRA/SIPC and a subsidiary of Great-West Life & Annuity Insurance Company.

Variable annuities are long-term investments and may not be suitable for all investors. Earnings are taxable as ordinary income when distributed and may be subject to a 10% additional tax if withdrawn before age 59 1⁄2. An investment in a variable annuity is subject to fluctuating values of the underlying investment options, and it entails risk, including the possible loss of principal.

There are fees and charges associated with variable annuities which may include, but are not limited to mortality and expense risk charges, sales, withdrawal charges, surrender charges, and administrative fees. Partial withdrawals will reduce the guaranteed minimum death benefit. Partial withdrawals may also be subject to withdrawal charges, a market value adjustment, income tax and, before age 59 1⁄2, an additional 10% federal penalty tax. If a partial withdrawal would cause your surrender value to be less than $2,000, we will treat your request for partial withdrawal as a request for full surrender of your Contract.

Index linked annuity contracts (ILVA-Core, ILMGA-Core, ILVA-RIA-Core, ILMGA-RIA-Core) and appropriate state variations are issued by GWL&A. GWL&A is not licensed to do business in New York. Contracts may not be available in all states.

Great-West Life & Annuity Insurance Company and Great-West Life & Annuity Insurance Company of New York do not offer or provide investment, fiduciary, financial, legal, or tax advice, or act in a fiduciary capacity, for any client unless explicitly described in writing. Please consult with your investment advisor, attorney and/or tax advisor as needed.

Great-West Financial®, Empower Retirement and Great-West Investments™ are the marketing names of Great-West Life & Annuity Insurance Company, Corporate Headquarters: Greenwood Village, CO; Great-West Life & Annuity Insurance Company of New York, Home Office: NY, NY, and their subsidiaries and affiliates, including Advised Assets Group, LLC and Great-West Capital Management, LLC. The trademarks, logos, service marks and design elements used are owned by GWL&A or their respective owners and used by permission.

©2017 Great-West Life & Annuity Insurance Company. All rights reserved.

B1021-SCRFLY-9417-1710 AM289648-1017

UNLESS OTHERWISE NOTED: NOT FDIC, NCUA/NCUSIF INSURED | NOT A DEPOSIT | NOT GUARANTEED BY ANY BANK OR CREDIT UNION | NOT INSURED BY ANY FEDERAL GOVERNMENT AGENCY | FUNDS MAY LOSE VALUE | NOT A CONDITION OF ANY BANKING OR CREDIT UNION ACTIVITY

FOR FINANCIAL PROFESSIONAL USE ONLY.